Exhibit 99.1

Press release

WiLAN to Explore Strategic Alternatives

OTTAWA, Canada – October 30, 2013 – Wi-LAN Inc. (“WiLAN” or the “Company”) (TSX:WIN) (NASD:WILN) today announced that its Board of Directors has initiated a process to explore and evaluate a broad range of strategic alternatives for the Company to enhance shareholder value.

The Company strongly believes in its current business strategy but does not believe that its current share price accurately reflects its strong balance sheet, the value of its signed license agreements, its business prospects or the residual value of its broad intellectual property portfolio.

Strategic alternatives to be considered may include changes to the Company’s dividend policy or other forms of return of capital to shareholders, the acquisition or disposition of assets, joint ventures, the sale of the Company, alternative operating models or continuing with the current business plan, among other potential alternatives.

Canaccord Genuity is serving as financial advisor to the Company and Norton Rose Fulbright Canada LLP is serving as legal advisors.

There can be no assurance that this strategic review process will result in the completion of any transaction or other alternative. The Company has not set a timetable for completion of the review process, and it does not intend to comment further regarding the review process unless a specific transaction or other alternative is approved by the Board of Directors, the review process is concluded or it is otherwise determined that further disclosure is appropriate or required by law.

About WiLAN

WiLAN, founded in 1992, is a leading technology innovation and licensing company. WiLAN has licensed its intellectual property to over 270 companies worldwide. Inventions in our portfolio have been licensed by companies that manufacture or sell a wide range of communication and consumer electronics products including 3G and 4G handsets, Wi-Fi-enabled laptops, Wi-Fi and broadband routers, xDSL infrastructure equipment, cellular base stations and digital TV receivers. WiLAN has a large and growing portfolio of more than 3,000 issued or pending patents. For more information: www.wilan.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws. Such statements include, but are not limited to, expectations regarding the timing and outcome of the strategic review process, including realizing the full potential of any strategic alternatives, and whether or not any such alternatives will be implemented. Furthermore, the phrases “to explore and evaluate”, “to enhance shareholder value”, “believes”, “does not believe”, “to be considered, “may include”, “changes to”, “the acquisition or disposition”, “the sale”, “continuing with”, “no assurance”, will result”, “does not intend”, “is approved”, “is concluded”, “is appropriate or required” and similar terms and phrases are intended to identify certain forward-looking statements. Forward-looking statements and forward-looking information are based on estimates and assumptions made by WiLAN in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that WiLAN believes are appropriate in the circumstances. Many factors could cause WiLAN's actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in WiLAN’s March 7, 2013 annual information form for the year ended December 31, 2012 (the “AIF”). Copies of the AIF may be obtained at www.sedar.com or www.sec.gov. WiLAN recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of WiLAN's forward-looking statements. WiLAN has no intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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Press release

All trademarks and brands mentioned in this release are the property of their respective owners.

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For media and investor inquiries, please contact: Tyler Burns Director, Investor Relations O: 613.688.4330 C: 613.697.0367 E: tburns@wilan.com

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